Exhibit 99.1

CONTACT:	Stephanie K. Kushner	RELEASE DATE: IMMEDIATE
(630) 954-2020
FEDERAL SIGNAL CORPORATION ANNOUNCES
SECOND QUARTER NET INCOME OF $.23 PER SHARE
— Highlights —
•	Orders increase to $307 million; municipal markets strengthen

•	Revenue up 9% from Q2 of 2004; backlog remains strong at $428 million

•	Safety Products Group revenue up 18% and operating income up 29%

•	EPS boosted by $6 million one-time benefit due to the completion of an IRS audit covering 1999-2003

•	Operating cash flow remains strong at $33 million year-to-date

Oak Brook, Illinois, August 5, 2005 — Federal Signal Corporation reported net income per share of $.23 from continuing operations for the second quarter of 2005 on revenue of $316 million. Second quarter results included $.01 per share in after-tax charges related to restructuring activities initiated in 2004, and benefited from the $6.0 million reversal of income tax reserves triggered by the completion of a five-year US federal tax audit. Also benefiting the quarter was a $1.6 million reduction in deferred taxes associated with prior years.
For the same period in 2004, the company had revenue of $291 million and reported a loss of $.07 per share from continuing operations, which included $.18 associated with restructuring costs and a loss on the sale of its minority interest in a joint venture.
For the first six months, the company reported $596 million in revenue and net income of $.23 per share from continuing operations, including $.03 per share of restructuring charges. In the comparable period of 2004, the Company recorded breakeven results from continuing operations, including $.18 per share in 2004 restructuring charges and loss on the minority interest divestiture, on revenue of $551 million. Compared to 2004, the increase in earnings from continuing operations for the six-month period was primarily attributable to the completion of restructuring activities and a higher income tax benefit.
Robert D. Welding, President and Chief Executive Officer stated, “We are making progress. Our Safety Products Group continues to deliver stellar results, with earnings up 29%. The recently announced divestiture of our Victor Products industrial lighting product line is an excellent example of our new focus on Economic Value. The sale generates cash, improves our profit margins and allows us to focus on our core businesses.”
“Our Fire Rescue Group returned to profitability this quarter, as we expected. Operating performance in our Ocala, Florida plant is improving. Our employees are making steady improvements in completion to schedule, delivery, quality, and inventory accuracy, and at the same time we are improving safety. As planned, in July we rolled out our improved sales configurator for our dealers to test. When fully functional, we expect this tool to significantly improve our order and build process. We have also added two strong new dealers since the beginning of this year. Earnings for this business should continue to improve sequentially.”
“In Environmental Products, we have transferred production of rear loader refuse trucks to Alberta, Canada, and our employees are working hard to ramp up production volumes. We are somewhat behind schedule in our ramp-up, but the progress is encouraging. We continue to focus on reaching break-even profit levels in this business by year-end.”
ORDERS AND BACKLOG
Orders rose 2% in the second quarter of 2005 to $307 million from $302 million in the prior year period. US municipal and governmental orders rose 7% in the quarter with increased demand for sewer cleaners, sweepers, refuse truck bodies, fire trucks, and police products. Year-to-date, US municipal and governmental orders are 11% above the prior year. For the quarter, US industrial and commercial orders declined 3% from the prior year. Orders in this segment increased slightly in several product lines including sweepers, parking systems, vehicular lighting, vacuum trucks, and refuse trucks, however these increases were offset by weakness in other areas, mainly industrial waterblasters.
Orders from non-US markets were $104 million, essentially the same as second quarter last year, and include a large sweeper order for Kuwait. Second quarter non-US orders last year included the impact of a $13 million contract to supply fire rescue equipment to Iraq.
Quarter-end backlog rose to $428 million, up 8% from $395 million at the same time last year. The higher backlog is due to demand increases, especially for airport parking systems, vacuum trucks, and sweepers.
SECOND QUARTER GROUP RESULTS
Environmental Products revenue increased 9% in the quarter to $105 million while operating margin excluding restructuring declined to 2.3% from 3.9%.
Orders of $105 million were 15% above prior year, due to the large export order for Kuwait. Revenue rose 9% from last year, including the impact of higher prices introduced in mid-2004 to offset the effect of increased steel and other commodity prices. The reduction in operating margin is related to the recent consolidation of the Company’s two refuse manufacturing plants. The rear loader plant in Oshkosh, Wisconsin was closed at the end of the first quarter, and sold to a third party during the second quarter. The sale generated cash of $6 million and a pre-tax gain, included in other income, of $1 million.
Production of rear-loader refuse truck bodies is ramping up in the Alberta, Canada plant but fell short of the targeted output for the quarter due to inventory accuracy problems, and the effects of a tight labor market. These throughput issues contributed to cost overruns. The Company expects output to steadily rise and costs to decrease in each of the next two quarters. The slower production ramp-up has resulted in increased inventories and a carryover into the second quarter of lower-priced units shipped that do not reflect full recovery of the raw material cost escalation of 2004. In the second half, essentially all refuse truck body shipments will be at the higher price.

Fire Rescue revenue increased 6% to $101 million and operating margin excluding restructuring was 0.7% compared to 0.6% last year.
At $93 million, orders rose from the first quarter but were 12% below the prior year, which included significant export orders from the Middle East; municipal orders exceeded prior year due in part to a large multi-unit order for the Kansas City fire department.
The increase in revenue is attributed to increased production throughput in the Ocala manufacturing facilities and strength in the Finland-based aerial equipment business. Operating margin remained essentially the same as last year as the benefits of improved production were largely offset by higher marketing and product development expenses, and the introduction of a new incentive compensation program for the hourly workforce in Ocala, Florida. Ocala operations showed improvements in production, delivery performance, and customer satisfaction. Primary working capital efficiency also improved during the quarter.
Safety Products revenue increased 18% to $69 million and operating margin increased to 12.1% from 11.1% in 2004.
Orders of $68 million exceeded 2004 by 6%. Revenue increased from the same period last year across all product lines, with the most significant increases in airport parking systems, police products, and oil and mining related hazardous lighting products. The operating margin increase resulted from improvement in the financial performance on large parking systems contracts, and from volume increases in higher-margin hazardous lighting products.
As previously announced on July 19th, the company divested its Victor Industrial Lighting and Transtar product lines at a $6 million gain, which will be recognized in the third quarter. This transaction will have a modestly positive effect on future earnings.
Tool revenue is essentially flat with last year at $41 million. Operating margin excluding restructuring declined to 10.1% from 13.0% in 2004.
Revenue in the quarter remained flat with last year despite price increases implemented to offset higher raw material costs. Revenue in plastic injection mold tooling and other non-automotive industrial tooling segments was higher than last year, but did not completely offset volume declines in automotive related tooling, largely due to weakness in the U.S. automotive industry. The operating margin decline is largely a result of a less profitable mix of sales and higher medical expenses.
CORPORATE AND OTHER
Second quarter corporate expenses are $0.8 million higher than last year, primarily resulting from higher legal fees associated with the company’s ongoing hearing loss litigation, and from increased staffing in Human Resources and Information Technology.
The $1 million gain in other income is mainly due to asset sales associated with the disposal of the refuse truck body plant in Oshkosh, Wisconsin. Other income in 2004 includes $2.9 million of loss on the sale of minority interest in a joint venture.

Interest expense rose $1.1 million from the prior year period due to the rise in short-term borrowing rates; approximately 50% of the Company’s debt is floating rate.
The successful completion and settlement of a US federal tax audit covering five years resulted in a one-time tax benefit of $6.0 million in current taxes in the quarter. In addition the company benefited from $1.6 million recorded to recognize the differences that existed between recorded deferred tax liabilities and the amount that should have been recorded based on the analysis of timing differences between financial reporting and tax reporting.
RESTRUCTURING
The company incurred pre-tax restructuring charges of $0.6 million, consistent with expectations communicated at the end of the first quarter this year. Restructuring was mainly related to the closure of a refuse truck body manufacturing plant in Oshkosh, Wisconsin in the first quarter of 2005 and the closure of a fire apparatus manufacturing plant in Preble, New York in the fourth quarter of 2004.
CASH FLOW AND LIQUIDITY
Cash flow from operations totaled $13 million in the quarter and $33 million year-to-date. This represents a sharp increase from the same period in 2004, where operating cash flow totaled $6 million year-to-date. The improvement reflects reduced working capital, which has averaged 22% of revenue this year versus 24% in the prior year, and the impact of liquidating leases.
At quarter end, primary working capital totaled $252 million, down from $283 million at the end of the comparable prior year period. The reduction was primarily at Fire Rescue, where both receivables and inventory turnover have improved markedly.
During the quarter, the company used $17 million of cash to meet scheduled amortization payments on two private placement notes. The company also initiated a modest share repurchase program to offset dilution from stock-based compensation. During the quarter, 98,173 shares of Federal Signal stock were repurchased at a cost of $1.6 million. The Company may continue to repurchase modest quantities of stock during the next two quarters. At quarter-end, cash balances remained relatively high at $39 million.
Manufacturing debt as a percentage of capitalization was 39%, against 40% at the end of the first quarter. Manufacturing debt net of cash as a percent of capitalization totaled 35% at the end of the quarter, up slightly from 34% at the end of the first quarter. At June 30, no amounts were drawn against the company’s $75 million revolving credit line, and the company was in compliance with all debt covenants.
***********************************
Federal Signal will host its second quarter conference call Friday, August 5, 2005 at 11:00 a.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from our website will be available shortly after the call.

Federal Signal Corporation is a global manufacturer of leading niche products in four operating groups: environmental vehicles and related products, fire rescue vehicles, safety and signaling products, and consumable industrial tooling. Based in Oak Brook, Illinois, the company’s shares are traded on the New York Stock Exchange under the symbol FSS.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments such as the FIRE Act grant program and other risks and uncertainties described in filings with the Securities and Exchange Commission.
# # # # # #

FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the Second Quarter and First Six Months 2005 and 2004 (Unaudited)
(in thousands except per share data)

			Percent
	2005	2004	change
Quarter June 30:
Revenues	$315.7	$290.6	9%
Income:
Income (loss) from continuing operations	11.3	(3.3)	NM
Income from discontinued operations, net of tax		.9
Gain (loss) on sale of discontinued operations, net of tax	(.1)	(4.3)

Net income (loss)	11.2	(6.7)	NM

Share earns (diluted):
Income (loss) from continuing operations	.23	(.07)	NM
Income from discontinued operations, net of tax		.02
Gain (loss) on sale of discontinued operations, net of tax		(.09)

Net income (loss)*	.23	(.14)	NM

*amounts may not add due to rounding

Average common shares outstanding	48.4	48.2

Sales	$315.7	$290.6	9%
Cost of sales	(245.4)	(223.6)
Operating expenses	(60.2)	(55.6)
Restructuring charges	(.6)	(8.1)

Operating income	9.5	3.3	188%
Interest expense	(6.1)	(5.0)
Other income (expense)	1.1	(3.1)

Income (loss) before income taxes	4.5	(4.8)
Income taxes	6.8	1.5

Income (loss) from continuing operations	11.3	(3.3)	NM
Income from discontinued operations, net of tax		.9
Gain (loss) on sale of discontinued operations, net of tax	(.1)	(4.3)

Net income (loss)	$11.2	$(6.7)	NM

Gross margin on sales	22.3%	23.1%
Operating margin on sales	3.0%	1.1%
Comprehensive income (loss)	5.3	(5.1)

			Percent
	2005	2004	change
6 months:
Revenues	$595.9	$551.0	8%
Income:
Income (loss) from continuing operations	11.1	(2.3)	NM
Income from discontinued operations, net of tax		2.2
Gain (loss) on sale of discontinued operations, net of tax	(0.1)	(4.3)

Net income (loss)	11.0	(4.4)	NM

Share earns (diluted):
Income (loss) from continuing operations	.23	(.05)	NM
Income from discontinued operations, net of tax		.05
Gain (loss) on sale of discontinued operations, net of tax		(.09)

Net income (loss)*	.23	(.09)	NM

*amounts may not add due to rounding

Average common shares outstanding	48.3	48.2

Sales	$595.9	$551.0	8%
Cost of sales	(460.0)	(421.5)
Operating expenses	(119.1)	(111.1)
Restructuring charges	(2.0)	(8.1)

Operating income	14.8	10.3	44%
Interest expense	(12.2)	(9.8)
Other income (expense)	.8	(4.2)

Income (loss) before income taxes	3.4	(3.7)
Income taxes	7.7	1.4

Income (loss) from continuing operations	11.1	(2.3)	NM
Income from discontinued operations, net of tax		2.2
Gain (loss) on sale of discontinued operations, net of tax	(.1)	(4.3)

Net income (loss)	$11.0	$(4.4)	NM

Gross margin on sales	22.8%	23.5%
Operating margin on sales	2.5%	1.9%
Net cash provided by (used for) operations:
Net income (loss)	$11.0	$(4.4)
Depreciation and amortization	12.0	12.0
Pension contributions	(.7)	(4.1)
Lease financing and other receivables	19.8	14.2
Working capital changes and other	(9.3)	(11.6)

Net cash provided by operations	32.8	6.1	438%

Capital expenditures	10.1	11.0
Comprehensive income (loss)	2.1	(5.9)

*	certain reclassifications have been made to conform to current classifications

			Percent
	2005	2004	change
Group results:
Quarter June 30:
Revenues
Environmental Products	$104.5	$95.4	9%
Fire Rescue	101.4	95.6	6%
Safety Products	69.2	58.7	18%
Tool	40.6	40.9	-1%

Total group revenues	$315.7	$290.6	9%

Operating income*
Environmental Products	$2.4	$3.7	-35%
Fire Rescue	.7	.6	17%
Safety Products	8.4	6.5	29%
Tool	4.1	5.3	-23%

Total group operating income	15.6	16.1	-3%
Corporate	(5.5)	(4.7)
Restructuring charges	(.6)	(8.1)

Total operating income	$9.5	$3.3

6 months:
Revenues
Environmental Products	$202.6	$186.5	9%
Fire Rescue	172.3	163.4	5%
Safety Products	138.8	117.4	18%
Tool	82.2	83.7	-2%

Total group revenues	$595.9	$551.0	8%

Operating income*
Environmental Products	$4.9	$6.4	-23%
Fire Rescue	(2.5)	(2.5)	NM
Safety Products	16.8	12.8	31%
Tool	8.0	10.7	-25%

Total group operating income	27.2	27.4	-1%
Corporate	(10.4)	(9.0)
Restructuring charges	(2.0)	(8.1)

Total operating income	$14.8	$10.3

*	reported amounts for groups and corporate are before restructuring charges; certain reclassifications have been made to conform to current classifications

Reconciliation of Operating Incomes and Margins
to Amounts Excluding Restructuring Charges
The following table summarizes the restructuring charges incurred by the company during 2005 and 2004. The company believes that since the restructuring charges are unusual in nature, it is appropriate to provide the reader an analysis of the effects of these charges on operating income and margins. Accordingly, the company has chosen to refer to comparative amounts between periods excluding the restructuring charges in its discussion of operations.

	2005			2004
			Operating			Operating
			income			income
			excluding			excluding
	Operating	Restrucring	restructuring	Operating	Restruring	structuring
	income	charges	charges	income	charge	charges
Quarter June 30,:
Operating income
Environmental Products	2.2	(0.2)	2.4	(0.6)	(4.3)	3.7
Fire Rescue	0.4	(0.3)	0.7	(2.0)	(2.6)	0.6
Safety Products	8.4	—	8.4	6.5	—	6.5
Tool	4.0	(0.1)	4.1	4.4	(0.9)	5.3

	15.0	(0.6)	15.6	8.3	(7.8)	16.1
Corporate	(5.5)	—	(5.5)	(5.0)	(0.3)	(4.7)

Total before restructurings	9.5	(0.6)	10.1	3.3	(8.1)	11.4
Restructuring charges	—	0.6	(0.6)	—	8.1	(8.1)

Total operating income	9.5	—	9.5	3.3	—	3.3

Operating margin
Environmental Products	2.1%	-0.2%	2.3%	-0.6%	-4.5%	3.9%
Fire Rescue	0.4%	-0.3%	0.7%	-2.1%	-2.7%	0.6%
Safety Products	12.1%		12.1%	11.1%		11.1%
Tool	9.9%	-0.2%	10.1%	10.8%	-2.2%	13.0%
Total company	3.0%	-0.2%	3.2%	1.1%	-2.8%	3.9%

6 months:
Operating income
Environmental Products	3.6	(1.3)	4.9	2.1	(4.3)	6.4
Fire Rescue	(3.2)	(0.7)	(2.5)	(5.1)	(2.6)	(2.5)
Safety Products	16.8	—	16.8	12.8	—	12.8
Tool	8.0	—	8.0	9.8	(0.9)	10.7

	25.2	(2.0)	27.2	19.6	(7.8)	27.4
Corporate	(10.4)	—	(10.4)	(9.3)	(0.3)	(9.0)

Total before restructurings	14.8	(2.0)	16.8	10.3	(8.1)	18.4
Restructuring charges		2.0	(2.0)		8.1	(8.1)

Total operating income	14.8	—	14.8	10.3	—	10.3

Operating margin
Environmental Products	1.8%	-0.6%	2.4%	1.1%	-2.3%	3.4%
Fire Rescue	-1.9%	-0.4%	-1.5%	-3.1%	-1.6%	-1.5%
Safety Products	12.1%		12.1%	10.9%		10.9%
Tool	9.7%		9.7%	11.7%	-1.1%	12.8%
Total company	2.5%	-0.3%	2.8%	1.9%	-1.5%	3.3%

	June 30,	December 31,
	2005	2004
	(unaudited)
Assets
Manufacturing activities:-
Current assets:
Cash and cash equivalents	$38.6	$14.9
Trade accounts receivable, net of allowances for doubtful accounts	178.8	200.6
Inventories	189.1	178.2
Other current assets	41.6	24.7

Total current assets	448.1	418.4
Properties and equipment	103.5	110.9
Goodwill, net of accumulated amortization	348.9	352.5
Other deferred charges and assets	42.7	47.6

Total manufacturing assets	943.2	929.4
Net assets of discontinued operations
Financial services activities - Lease financing receivables, net of allowances for doubtful accounts	176.6	196.5

Total assets	$1,119.8	$1,125.9

Liabilities
Manufacturing activities:-
Current liabilities:
Short-term borrowings	$21.0	$18.9
Trade accounts payable	84.6	79.6
Accrued liabilities and income taxes	124.1	131.2

Total current liabilities	229.7	229.7
Long-term borrowings	229.0	215.7
Long-term pension and other liabilities	32.5	34.3
Deferred income taxes	54.4	55.1

Total manufacturing liabilities	545.6	534.8

Financial services activities - Borrowings	166.1	178.4
Shareholders’ equity	408.1	412.7

Total liabilities and shareholders’ equity	$1,119.8	$1,125.9

Supplemental data:
Manufacturing debt	250.0	234.6
Debt-to-capitalization ratio:
Manufacturing	39%	37%
Financial services	94%	91%

*	certain reclassifications have been made to conform to current classifications